

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 30, 2009

via U.S. mail and facsimile

Michael A. Crosby, Chief Executive Officer
Aria International Holdings, Inc.
4821 29th Street North
Arlington, VA 22207

> **RE: Aria International Holdings, Inc.**
> **Form 8-K Item 4.01**
> **Filed April 9, 2009**
> **Form 8-K/A Item 4.01**
> **Filed April 10, 2009**
> **Form 8-K/A Item 4.01**
> **Filed April 17, 2009**
> **Form 8-K Item 4.01**
> **Filed April 23, 2009**
> **Form 8-K/A Item 4.01**
> **Filed April 28, 2009**
>
> **File No. 333-149256**

Dear Mr. Crosby:

We have completed our review of your filing and amendments and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant